FRANKLIN TEMPLETON INVESTMENTS
One Franklin Parkway
San Mateo, California 94403-1906

May 3, 2012

Filed via EDGAR (CIK #0000837274)
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Franklin Templeton Variable Insurance Products Trust (Registrant)
File Nos. 033-23493 and 811-05583

Ladies and Gentlemen:

On behalf of above-referenced Registrant and pursuant to Rule 477 under the Securities Act of 1933, as amended (1933 Act), we desire to withdraw, and hereby request that the Commission withdraw, Post Effective Amendment No. 67 to the Registrant's Registration Statement on Form N-1A filed with the Commission on May 3, 2012 at 11:54 a.m. Eastern time pursuant to Rule 485(b) under 1933 Act (Accession No. 0001379491-12-000485) (Amendment).

The Registrant believes that withdrawal of the Amendment would be consistent with the public interest and the protection of investors since he filing failed to include certain risk/return summary information in an interactive data format using the eXtensible Business Reporting Language for Class 2 of the Registrant.

If you have any questions, please contact me at (650) 312-5651.

Sincerely,

FRANKLIN TEMPLETON VARIABLE
INSURANCE PRODUCTS TRUST

/s/KAREN L. SKIDMORE

Karen L. Skidmore
Vice President and Secretary

KLS/dac